SEKISUI HOUSE

Oyodonaka 1-chome Kita-ku,Osaka JAPAN

April 24, 2008

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re: Sekisui House, Ltd. (the "Company")
Commission File No. 82-5129

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of Notice of Resolutions of the 57th Ordinary General Meeting of Shareholders, which were manually signed by Mr. Yoshiro Kubota, Director & Senior Managing Officer of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

Hirofumi Yayama

Hirofumi Yayama
Legal Department
Sekisui House, Ltd.

Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

dlw 5/7

SEKISUI HOUSE

Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b)

the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.

(Translation of registrant's name into English)

Tower East Umeda Sky Building

1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan

(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

[Translation]

April 24, 2008

To: Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Toshinori Abe
President & Representative Director

NOTICE OF RESOLUTIONS OF THE 57th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

We are pleased to inform you that the matters mentioned below were reported and resolved at the 57th Ordinary General Meeting of Shareholders held today.

Particulars

Matters reported

1. Reports on the Business as of January 31, 2008, and the Consolidated Financial Statements and Non-Consolidated Financial Statements for the 57th fiscal year ended January 31, 2008 (February 1, 2007 - January 31, 2008)
2. Report on the Results of Audit conducted by the Accounting Auditor and the Board of Corporate Auditors with respect to the Consolidated Financial Statements for the 57th fiscal year ended January 31, 2008

In regard to the matters reported, the contents of reports on the business, consolidated financial statements and non-consolidated financial statements stated in 1 above and the results of the audit stated in 2 above were reported.

Matters resolved

Proposition No.1: Appropriation of retained earnings for the 57th fiscal year ended January 31, 2008
This proposition was approved as originally proposed.

Proposition No.2: Changes to a part of the Articles of Incorporation
This proposition was approved as originally proposed.

Proposition No.3: Election of 14 Directors
In regard to this proposition, ten (10) Directors, Messrs. Isami Wada, Kazuo Yoshimitsu, Akira Morimoto, Sumio Wada, Shiro Inagaki, Yoshiro Kubota, Toshinori Abe, Yuzo Matsumoto, Fumiaki Hirabayashi and Takashi Uchida were re-elected and reassumed their offices, and four (4) Directors, Messrs. Katsuhiko Machida, Junichi Terada, Tetsuo Iku and Kenji Hatanaka were newly elected and assumed their offices.

Proposition No.4: Election of 2 Corporate Auditors
In regard to this proposition, two (2) Corporate Auditors, Messrs. Tadashi Iwasaki and Eiji Mansho were newly elected and assumed their offices.

Proposition No.5: Provision of Bonus to Directors as a group
This proposition was approved as originally proposed.

- End -

Mr. Isami Wada was newly elected as Chairman & Representative Director and CEO and assumed the office, Mr. Toshinori Abe was newly elected as President & Representative Director and COO and assumed the office, and Mr. Kazuo Yoshimitsu was re-elected as Executive Vice President & Director and reassumed his office at the meeting of the Board of Directors held after the General Meeting of Shareholders.

Mr. Tadashi Iwasaki was newly elected as Standing Corporate Auditor (Full-Time) among Corporate Auditors after the General Meeting of Shareholders and assumed the office.

SEKISUI HOUSE

Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

April 24, 2008

By: Yoshiro Kubota

Yoshiro Kubota
Director & Senior Managing Officer

END

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331